SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.    Announcement of Scottish Power plc, regarding the appointment of Simon Lowth as Director, Corporate Strategy and Development.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date	September 3, 2003	By:	/s/ Donald McPherson
Donald McPherson Assistant Company Secretary

ANNOUNCEMENT

Scottish Power plc – appointment of Simon Lowth as Director, Corporate Strategy and Development

On 22 July 2003, ScottishPower announced the appointment to the Board of Simon Lowth as Director, Corporate Strategy and Development. His appointment to this executive position took effect on 1 September 2003.

There are no matters requiring to be disclosed in accordance with Listing Rule 16.4 (unspent convictions, insolvency, etc.).

Further Enquiries:

Donald McPherson, Assistant Secretary – 01698 396413